SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION

PURSUANT TO SECTION 17(d) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER

FOR AN ORDER TO PERMIT CERTAIN JOINT TRANSACTIONS

ALTEGRIS KKR COMMITMENTS MASTER FUND,

ALTEGRIS ADVISORS, L.L.C.

STEPSTONE GROUP LP,

STEPSTONE GROUP EUROPE LLP,

STEPSTONE GROUP REAL ASSETS LP,

STEPSTONE GROUP REAL ESTATE LP

CGR/PE, LLC (a 3(c)(7) fund),

STEPSTONE AMP OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),

STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011 (a 3(c)(7) fund),

STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 2014 (a 3(c)(7) fund),

STEPSTONE CAPITAL PARTNERS III, L.P. (a 3(c)(7) fund),

STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),

STEPSTONE EUROPEAN FUND SICAV-FIS, SCS — STEPSTONE CAPITAL PARTNERS III COMPARTMENT (a 3(c)(7) fund)

STEPSTONE FERRO OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),

STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),

STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),

STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund), and

STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund)

Communications, Notice and Order to:

Jason Ment, Esq.

Partner, General Counsel and Chief Compliance Officer

StepStone Group LP

505 Fifth Avenue, 17th Floor

New York, NY 10017

212-351-6121

Copies to:

Gregory J. Nowak, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

18th & Arch Streets

Philadelphia, PA 19103

(215) 981-4893

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

APPLICATION PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER FOR AN ORDER TO PERMIT CERTAIN JOINT TRANSACTIONS

StepStone Group LP, StepStone Group Europe LLP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, Altegris KKR Commitments Master Fund, Altegris Advisors, L.L.C., CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., and StepStone UWF Secondary Opportunities Fund, L.P.

Investment Company Act File No.: 811-22963

Action:  Application for an order under Section 17 of the Investment Company act of 1940, as amended (the “Act”) and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Section 17 and Rule 17d-1 under the Act.

Summary of Application: Applicants (defined below) request an order (“Order”) to permit a registered closed end fund (that is not a business development company) to co-invest with certain affiliated investment funds and accounts in portfolio companies in transactions where all terms including price are negotiated.

Applicants:

1.                                      Altegris KKR Commitments Master Fund is a closed-end registered investment company (the “Altegris Investment Company” or “Company”) registered as such under the Act.  That registration is presently effective.

2.                                      StepStone Group LP is an SEC registered investment adviser (“StepStone Group”). StepStone Group Europe LLP, StepStone Group Real Assets LP and StepStone Group Real Estate LP are affiliates of StepStone Group and are StepStone Advisers (as defined below).

3.                                      Altegris Advisors, L.L.C. is an SEC registered investment adviser (“Altegris Advisors”) and is the investment manager of the Altegris Investment Company, whereas, StepStone Group is the subadviser to the Altegris Investment Company.

4.                                      StepStone Group, including the StepStone Advisers (specifically including various special purpose vehicles), currently also serve as general partner and/or investment adviser to the Existing Unregistered Accounts (as defined below in Paragraph 5).  The various Existing Unregistered Accounts are not registered or required to be registered as investment companies in reliance on section 3(c)(1) or 3(c)(7) of the Act, by virtue of not having U.S. Person investors, or by virtue of being a separately managed account where the applicable StepStone Adviser does not have investment discretion.  From time to time, StepStone Group and/or StepStone Advisers may manage other Unregistered Accounts (as defined below), all of which are expected not to register nor to be required to register as investment companies in reliance on applicable exemptions and exclusions. All other existing or future accounts (specifically including separately managed accounts that are not pooled investment vehicles and private funds with a single investor) or pooled investment vehicles that are not registered investment companies and are not required to register as investment companies under the Act, and for which Altegris Advisors is the advisor and StepStone Group or an existing or future StepStone Adviser (as defined below) serves as general partner, investment adviser or sub adviser (such accounts together with the Existing Unregistered Accounts are individually referred to as an “Unregistered Account” or, collectively, as the “Unregistered Accounts”); and StepStone Group and any other existing or future adviser (to Funds (as defined below) or Unregistered Accounts)  that serves as: (A) general partner, managing member or agent, other primary source of investment transactions, or in a similar capacity, or (B) investment adviser, for any fund or Unregistered Account affiliated with the StepStone Group (each a “StepStone Adviser” or collectively, the “StepStone Advisers”). The Altegris Investment Company and Unregistered Accounts that are pooled investment vehicles are referred to individually as a “Fund” and collectively as “Funds.”

5.                                      CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., and StepStone UWF Secondary Opportunities Fund, L.P., each is a private investment company (each private investment company is referred to as an “Existing Unregistered Account,” and collectively, they are referred to as the “Existing Unregistered Accounts”) affiliated with the StepStone Group; the

Fund and the Existing Unregistered Accounts are referred to as “Affiliated Investors.”. Each Existing Unregistered Account is described more fully below.

a.                                      CGR/PE, LLC is a Delaware limited liability company that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Group is the manager of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

b.                                      StepStone AMP Opportunities Fund, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone AMP (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

c.                                       StepStone Atlantic Fund, L.P. is a Delaware series limited partnership, of which Infrastructure Series 1 2011 and Private Markets Series 1 2014 are two

distinct series. Each is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of each series qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Atlantic (GP), L.P., a StepStone Adviser, is the general partner of these Unregistered Accounts and is responsible for management of their respective portfolios.  Infrastructure Series 1 2011seeks to invest in private infrastructure investments by making primary commitments to third party managed private infrastructure funds, acquiring interests in third party managed private infrastructure funds in the secondary market and co-investing in transactions alongside third party managed private infrastructure funds.  Private Markets Series 1 2014 seeks to invest in private equity and infrastructure investments by making primary commitments to third party managed private equity and infrastructure funds, acquiring interests in third party managed private equity and infrastructure funds in the secondary market and co-investing in transactions alongside third party managed private equity and infrastructure funds.

d.                                      StepStone Capital Partners III, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Capital III (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

e.                                       StepStone Capital Partners III Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Capital III (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

f.                                        StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment is a Luxembourg société en commandite simple that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone K Opportunities (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

g.                                       StepStone Ferro Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone Ferro (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

h.                                      StepStone K Strategic Opportunities Fund II, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone K Opportunities (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

i.                                          StepStone Secondary Opportunities Fund II Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries II (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

j.                                         StepStone Secondary Opportunities Fund II, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries II (GP), LLC, a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

k.                                      StepStone UWF Secondary Opportunities Fund, L.P. is a Delaware limited partnership that is not registered or required to be registered as an investment company in reliance on section 3(c)(7) of the Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone UWF Secondaries (GP), L.P., a StepStone Adviser, is the general partner of this Unregistered Account and is responsible for management of its portfolio.  This Unregistered Account seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market.

Filing Dates:  The application was filed on December 31, 2014, and amended on May 21, 2015 and August 5, 2015.

Applicants’ Representations:

1.                                      The Altegris Investment Company seeks long-term capital appreciation and intends to allocate at least 80% of the Altegris Investment Company’s assets to private equity investments of any type, sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, “KKR”), including primary offerings and secondary acquisitions of interests in alternative investment funds that pursue private equity strategies (“Investment Funds”), and co-investment opportunities in operating companies presented by such KKR

Investment Funds (“Co-Investment Opportunities”). The Altegris Investment Company may at any time determine to allocate its assets to investments not sponsored, issued by or otherwise linked to, KKR, or its affiliates and to strategies and asset classes not representative of private equity.

2.                                      A majority of the Board of Trustees of the Altegris Investment Company (the “Altegris Board”) currently consists persons who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (collectively, the “Independent Trustees of the Altegris Board”).

3.                                      A majority of the Altegris Board will comply at all times with fund governance standards as set forth in Rule 0-1(a)(7) under the Act, such that a majority of the Altegris Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed with the discretion of the then existing Independent Trustees of the Altegris Board.

4.                                      No Independent Trustee of the Altegris Board will have a financial interest in any Joint Investment (as defined below in Paragraph 10).

5.                                      StepStone Group client account fees are generally negotiated on a client-by-client or fund-by-fund basis and are generally payable quarterly in advance or as otherwise negotiated.  StepStone Group generally charges clients a management fee quarterly based on an annual rate tied to the capital commitments of the client to the account during an investment period and thereafter on net invested capital.  In certain instances, the management fee may be based on funded capital rather than committed capital during the investment period and the management fee after the investment period may be charged on the fair market value of the investments or based on committed capital, albeit at a lower percentage than that charged during the investment period when the management fee is based on committed capital after the investment period.  Management fees are generally payable quarterly in advance and are debited by StepStone Group.  Any partial periods are generally prorated for the number of days of service provided.  Some accounts also involve performance based compensation.

6.                                      Applicants anticipate that StepStone Group or another of the StepStone Advisers will periodically determine that certain investments StepStone Group recommends for the Company would also be appropriate investments for one or more Affiliated Investors (“Potential Co-Investment Transactions”).  Such a determination may result in the Company, on one hand, and one or more of the Affiliated Investors, on the other hand, co-investing in certain investment opportunities.  When considering Potential Co-Investment Transactions for the Company, each of StepStone Group and Altegris Advisors will independently analyze and evaluate the investment opportunity as to its appropriateness for the Company taking into consideration the Company’s Objectives and Strategies (as defined below, see footnote 3).

7.                                      StepStone Group would notify Altegris Advisors of the Potential Co-Investment Transaction and StepStone Group’s recommended allocation for the Company.  Altegris Advisors would review StepStone Group’s recommendation for the Company and would have the ability to ask questions of StepStone Group and request additional information from StepStone Group.  If Altegris Advisors approved the investment for the Company, the investment and all relevant allocation information would then be presented to the Company’s Board for its approval in accordance with the conditions of this Application.  A Potential Co-Investment Transaction will be consummated only upon approval by a Required Majority of the Eligible Trustees (both as defined below) of the Company.  Applicants believe the investment process between StepStone Group and Altegris Advisors, prior to seeking approval from the

Company’s Board, is significant and provides for additional procedures and processes to ensure that the Company is being treated fairly in respect of Potential Co-investment Transactions.

8.                                      In accordance with StepStone’s allocation policies and procedures, Potential Co-investment Transactions will be offered to, and allocated among, StepStone-advised Funds, including the Company, based on each client’s particular investment objective and strategies.

9.                                      Applicants’(1) requested Order would enable the Funds to (a) invest jointly among themselves and/or with one or more of the Unregistered Accounts in private placement transactions in which a StepStone Adviser or Altegris Advisors negotiates price and terms in addition to price (“Covered Private Placements”); and (b) make follow-on investments in Covered Private Placements of such issuers, including, but not limited to, through the exercise of warrants, conversion privileges, and other rights associated with Covered Private Placements (“Follow-On Investments”).

10.                               Any investment opportunity described in clauses (a) or (b) above in Paragraph 6 in which a Fund could not participate together with one or more Funds or one or more Unregistered Accounts without obtaining and relying on an Order is referred to as a “Potential Joint Investment,” and any investment opportunity described in clauses (a) or (b) in which a Fund participated together with one or more Funds or one or more Unregistered Accounts in reliance on the proposed Order is referred to as a “Joint Investment.”(2)

(1)  All entities that currently intend to rely on the requested Order are named as Applicants. All other existing or future entities that will rely on the requested Order will comply with the terms and conditions of this application (the “Application”).

(2)  Applicants make reference to Van Eck Funds, SEC request and order (pub. avail. November 23, 2012) (“Van Eck Funds”) for the propositions set forth in this request.  The Van Eck Funds request and order discusses and builds upon the Massachusetts Mutual Life Insurance Company, SEC no-action letter (pub. avail. June 7, 2000, updated on July 28, 2000) (“MassMutual”).  In MassMutual, the Staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated (“Non-Negotiated Private Placements”).  Applicants intend to rely on MassMutual, consistent with the Van Eck Funds exemptive order, to aggregate orders among the Funds and Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements, and request an exemptive order consistent with the Van Eck Funds exemptive order to allow negotiation of terms in addition to price.  Accordingly, as used in this Application, the terms “Covered Private Placement,” “Follow-On Investment” and “Joint Investment” shall not include any Non-Negotiated Private Placement.  Applicants make further reference to the HMS Income Fund, Inc., et al, order dated March 18, 2014 which addresses potential joint transactions where one of the parties was a business development company that had elected that status under the 1940 Act.  None of Applicants has such an election in place, and so while the Business Development Company (“BDC”)-related orders and no-action letters are useful tools for analytical purposes, they are not directly applicable to the facts at hand and they represent more persuasive authority than direct precedent.

Applicants make further reference to Corporate Capital Trust, Inc., et al Notice of Application and Order dated April 25, 2013 (“CCT Order”).  In the CCT Order, also where the primary movant was a business development company, the Commission granted an order to the BDC to enter into joint transactions to co-invest with certain affiliated investment funds and accounts in portfolio companies, where terms in addition to price were to be negotiated.  This Application has been modeled after the CCT Order and the representations and undertakings contained herein have been adopted, modified as necessary to reflect the different corporate entity names and the fact that none of the Applicants here is a BDC.

11.                               Each Fund and Unregistered Account may invest its Total Available Capital (as such term is defined herein) in Covered Private Placements, subject to the limitations described below.(3) As used in this Application, the term “Total Available Capital” means, with respect to each Fund and each Unregistered Account, the total assets of such Fund or Unregistered Account plus all amounts readily available for investment by means of the exercise of rights, if any, of an Unregistered Account to make a capital call on investors.  An Unregistered Account or a Fund’s Total Available Capital may be adjusted from time to time to account for,

(3)  Each Fund has or will have investment objectives and strategies, as described in the Fund’s registration statement on Form N-1A, other filings the Fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, as amended, and the Fund’s reports to shareholders (collectively, “Objectives and Strategies”) consistent with the investment in private funds in which a Joint Investment is sought.

among other things, investment strategies, any applicable concentration limits (legal, business or otherwise), time remaining in an Unregistered Account’s term of existence and/or investment period, or other applicable investment criteria.

12.                               StepStone Group is an investment adviser registered with the Securities and Exchange Commission (the “Commission”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is the investment sub-adviser to the Altegris Investment Company.  StepStone Europe is an investment adviser registered with the Financial Conduct Authority of the United Kingdom and acts as an adviser to StepStone Group with respect to investments made in Europe by any client of the StepStone Group.  StepStone Group and StepStone Europe share personnel, including investment personnel.  Common investment personnel are assigned to investment management teams that are responsible for managing accounts, including funds and Unregistered Accounts, or particular transactions, each in their corresponding areas of expertise.  In managing the Unregistered Accounts, a StepStone Adviser may from time to time identify opportunities to participate in Covered Private Placements that would be attractive to one or more of the Funds.  It is anticipated that the StepStone Adviser that manages a given Unregistered Account may identify such investment opportunities in Covered Private Placements that may be attractive to certain of the Funds.

13.                               The StepStone Adviser may recommend that one or more Fund(s) invest in the same Covered Private Placements as one or more of the Unregistered Accounts.  However, such Potential Joint Investments by a Fund or the Funds and/or the Unregistered Accounts may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder.(4)

(4)  Section 17(d), as implemented by Rule 17d-1, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company, as well as affiliated persons of such affiliated persons or principal underwriters, from participating as principals in any joint arrangement with such registered investment company, unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1.  The Funds (when there are more than one) and Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because each of the Funds and each of the Unregistered Accounts is sponsored or managed by a StepStone Adviser, and, accordingly, each of the Funds and each of the Unregistered Accounts may be deemed to be affiliated persons of one another, and/or Altegris Advisors, and/or affiliated persons of affiliated persons of one another within the meaning of Section 2(a)(3)(C) of the Act.

Applicants’ Legal Analysis:

1.                                      Rule 17d-1 under the Act permits the Commission to authorize joint transactions upon application.  In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-l(b) to consider whether the participation of a registered or controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.  Applicants believe that the activities proposed in this Application with respect to the Joint Investments satisfy the standards for authorizing joint transactions under Rule 17d-1 for the reasons stated below.

2.                                      Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission.  The Commission has adopted Rule 17d-1, which generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions.  Rule 17d-1 defines a “joint enterprise or other joint arrangement or profit sharing plan” to include “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking…” in which a registered fund, on the one hand, and a first-tier or second-tier affiliated person of the registered fund, on the other hand, have “a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…” (a “Prohibited Transaction”).

3.                                      Section 2(a)(3)(E) of the Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company.  Section 2(a)(3)(C) of the Act provides that an “affiliated person” of another person includes “…any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over the management or policies of a company...”

4.                                      The Altegris Investment Company is advised by Altegris Advisors and sub-advised by StepStone Group.  The Existing Unregistered Accounts that are pooled investment vehicles are sponsored and/or managed by StepStone Group or one or more StepStone Advisers.  StepStone Group, as the investment sub-adviser of the Altegris Investment Company and the adviser to Existing Unregistered Accounts, is an affiliated person of the Altegris Investment Company within the meaning of Section 2(a)(3)(E) of the Act.  The StepStone Advisers also could be deemed to be affiliated persons of any Funds and/or Unregistered Accounts under Section 2(a)(3)(C) to the extent the StepStone Advisers are deemed to control the Funds and/or Unregistered Accounts because of the affiliation between StepStone Group and the StepStone Advisers.  Accordingly, the Funds and/or the Unregistered Accounts could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of the StepStone Advisers (or the common control of a person or group of persons who control the StepStone Advisers) and, therefore, indirectly control the Funds and the Unregistered Accounts.  The Funds also could be affiliated persons of one another to the extent that they are deemed under common control as a result of having common officers, trustees, and investments advisers.  Assuming that the Funds and the Unregistered Accounts are first tier or second tier affiliated persons of one another, the Commission could take the position that the Potential Joint Investments constitute Prohibited Transactions under Section 17(d) and Rule 17d-1.

5.                                      Congress enacted Section 17(d) to ensure “fair” dealing and no “overreaching” in connection with joint transactions involving a registered investment company and its affiliated persons.  See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to be “fair and [does] not involve overreaching”).

6.                                      The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d-1 are “designed to regulate certain situations where persons making the investment decisions for the registered or controlled company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.” See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d-1).  Because Rule 17d-1 broadly defines a “joint enterprise or other joint arrangement or profit sharing plan” to include any “written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person…have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…”, the Commission’s Division of Investment Management has acknowledged that there is “considerable uncertainty about the scope of Section 17(d) and Rule 17d-1.” See The Chase Manhattan Bank (pub. avail. July 24, 2001).

7.                                      As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d-1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies).  The Staff of the Commission previously has stated its position that the “mere aggregation” of client orders would not constitute a Prohibited Transaction under Section 17(d) and Rule 17d-1, provided that the registered fund participated on terms no less advantageous than those of any other participant.  See SMC Capital (pub. avail. September 5, 1995) (“SMC”) and Pretzel & Stouffer (pub. avail. December 1, 1995). In SMC, the Staff of the Commission noted that, because the request for no-action relief did “ not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities.”

8.                                      In MassMutual and Van Eck (see footnote 2 above), the Staff of the Commission took a no-action position and granted exemptive relief, respectively, with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements.  As noted above, Applicants intend to rely on MassMutual to aggregate orders for the Funds and the Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements.

9.                                      Applicants are requesting that the Commission issue an order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which price and terms other than price may be negotiated, among the Funds and the Unregistered Accounts.  Applicants believe that allowing such Joint Investments in Covered Private Placements, as contemplated herein, would allow the Funds to participate in attractive investments that otherwise may not be permissible to a Fund simply because another Fund or an Unregistered Account is contemplating making the same investment.  The Applicants believe that it is in the best interests of the Funds to be able to participate in Joint Investments with each other and with the Unregistered Accounts.

10.                               Applicants submit that the Conditions set forth in this Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d-1 were designed to prevent would not be present or would be resolved in a manner fair to the Funds, and none of the Funds would participate in any Joint Investment in a Covered Private Placement on terms less advantageous than any of the Unregistered Accounts, nor would any StepStone Adviser favor any participant in such a Joint Investment over any other participant.  Accordingly, Applicants submit that there is no basis on which to conclude that any Joint Investment made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to a Fund, on a basis different from or less advantageous than that of the other participants.

11.                               To allow for an independent review of co-investment activities, Condition 4, below, states that the Board of the Altegris Investment Company will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with the Company’s then current Objectives and Strategies, but (2) were not made available to the Company.  This record will include an explanation of why such investment opportunities were not offered to the Company.  Presently, StepStone Group’s allocation policies prohibit the Company from participating in Potential CoInvestment Transactions.  As a result, StepStone Group’s allocation system reports investments in which the Company would have been able to invest but for it not having been granted the requested relief.  If the requested relief is granted, StepStone Group will amend its allocation procedures to allow the Company to invest in Potential Co-investment Transactions in accordance with the conditions below.  Applicants represent that StepStone Group’s allocation process is capable of tracking all of the information required to be delivered to the Board by Condition 4 (as described above), which will be presented to Altegris Advisors and the Company’s Board on a regular basis as described in Condition 4.

12.                               The Commission previously has issued an order granting relief similar to that requested in this Application.  See Special Value Opportunities Fund, LLC, et al., Investment Company Act Release Nos. 27287 (April 18, 2006) (notice) and 27316 (May 9, 2006) (order) (“Special Value”); H&Q Healthcare Investors, et al., Investment Company Act Release Nos. 28426 (Sept. 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth, LLC, et al., Investment Company Act Release Nos. 28931 (Sept. 25, 2009) (notice) and 28982 (Oct. 21, 2009) (order); Medley Capital Corporation, et al., Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order); and Gladstone Capital Corporation, et al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order), Van Eck Funds Release Nos. 30252 (notice) and 30279 (November 29, 2012) (order).  Therefore, this request for an Order is consistent with past practice of the Commission and such an order would continue the policies of the Commission on behalf of these Applicants.

13.                               This Application requests relief with respect to Covered Private Placements to be purchased by the Altegris Investment Company where the parties will negotiate price and terms other than price and where Funds that are affiliated through the common advisory relationship may co-invest.  As noted above, Applicants will continue to rely on MassMutual with respect to Joint Investments in Non-Negotiated Private Placements.  Applicants believe that it is in the best interests of the Funds and consistent with the purposes of the Act to be able to co-invest with each other and the Unregistered Accounts in such Covered Private Placements.  Applicants believe that the conditions set forth in this Application (the “Conditions”), which are based upon relevant conditions set forth in previous applications granted by the Commission, in particular the CCT Order, will ensure the protection of the Funds’ investors and compliance with the purposes and policies of the Act with respect to each Joint Investment.

14.                               This Application seeks relief on a prospective basis to:

a.                                      avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Joint Investment that arises in the future;

b.                                      enable the Funds and the Unregistered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications;

c.                                       enable the Funds and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications; and

d.                                      avoid situations where otherwise attractive opportunities to co-invest in Covered Private Placements would not be made available to the Funds and/or the Unregistered Accounts because the StepStone Adviser or Altegris Advisors in its role as the manager of the Altegris Investment Company determined that a term other than price would require negotiation.

15.                               The requested relief will provide several benefits to shareholders of and investors in the Funds. The Funds will be able to participate in a larger number and greater variety of transactions.  The Funds would no longer be limited in their ability to participate in attractive and appropriate investment opportunities.

16.                               In addition, when engaging in Joint Investments, the Funds and the Unregistered Accounts, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Fund or Unregistered Account could obtain on its own, and increase their bargaining power to negotiate more favorable terms.

17.                               The Applicants’ Conditions set forth below in this Application ensure that the Joint Investments are consistent with the protection of each Fund’s investors and with the purposes intended by the policy and provisions of the Act.  The protections offered by the Conditions would ensure that all Funds and Unregistered Accounts participating in a Joint Investment will invest contemporaneously for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant.

a.                                      In addition, each decision by a Fund to participate in a Joint Investment will need to be approved by the Independent Trustees of the Altegris Board, none of whom is an “interested person” within the meaning of Section 2(a)(19) of the Act, to ensure that the terms of the Joint Investment are fair and reasonable, do not involve overreaching and are consistent with the Objectives and Strategies of the Altegris Investment Company set forth in filings with the Commission.  The Conditions also ensure that the StepStone Adviser and the Funds will obtain and retain the required records in connection with all Joint Investments.  This protective provision is substantially the same as the protective provision outlined in the HMS Income Fund, Inc. Order and the CCT Order.

b.                                      Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the StepStone Adviser will present each Potential Joint Investment and the proposed allocation to the Independent Trustees of the Altegris Board who are eligible to vote (“Eligible Trustees”), and a majority of the Eligible Trustees will be required to approve each Joint Investment prior to any investment by the participating Fund (“Required Majority”).  With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Fund and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Altegris Board has approved that Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Altegris Investment Company.  If the Altegris Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Altegris Investment Company’s Eligible Trustees.  The board of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

c.                                       Applicants believe that participation by the Funds and Unregistered Accounts in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the Act.  Such participation will not be made on a basis different from or less advantageous than that of other participants.  A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

d.                                      The Independent Trustees of the Altegris Board have reviewed the original application, have discussed these matters among themselves, with their independent counsel and with representatives of Altegris Advisors, the Altegris Investment Company and the StepStone Group.  The Independent Trustees of the Altegris Board met on September 12, 2014, and authorized the filing of the original application and any amendments thereto.  Note also that the inclusion of Altegris Advisors effectively limits the applicability of this Order to just the Altegris Investment Company and the Unregistered Accounts, and any other investment companies that Altegris Advisors may manage with a StepStone affiliate as the sub-adviser.

18.                               Based upon the foregoing, Applicants believe that any Funds’ participation in a Joint Investment will be consistent with the provisions, policies and purposes of the Act and that no Fund will participate on a basis different from or less advantageous than the Unregistered Accounts or any other Fund.

Applicants’ Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following Conditions:

1.                                      Each time a StepStone Adviser considers a Potential Joint Investment for an Unregistered Account or another Fund that falls within a Fund’s Objectives and Strategies the StepStone Adviser will make an independent determination of the appropriateness of the investment for each potential participant (including the Altegris Investment Company) in light of the each potential participant’s then-current circumstances.

2.

a.                                      If the StepStone Adviser deems a Fund’s participation in any Potential Joint Investment to be appropriate for the Altegris Investment Company, it will then determine an appropriate level of investment for the Altegris Investment Company.

b.                                      If the aggregate amount recommended by the StepStone Advisers to be invested in the Potential Joint Investment by the Funds and the Unregistered Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.  The StepStone Adviser will provide the Eligible Trustees with information concerning each participating party’s Total Available Capital to assist the Eligible Trustees with their review of the Altegris Investment Company’s investments for compliance with these allocation procedures.

c.                                       After making the determinations required in Conditions 1 and 2(a), the StepStone Adviser will distribute written information concerning the Potential Joint Investment (including the amount proposed to be invested by each Fund and any Unregistered Account) to the Eligible Trustees for their consideration.  A Fund will co-invest with another Fund or an Unregistered Account only if, prior to participating in the Potential Joint Investment, a Required Majority concludes that:

i.                                          the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Altegris Investment Company and its shareholders and do not involve overreaching in respect of the Altegris Investment Company or its shareholders on the part of any person concerned;

ii.                                       the transaction is consistent with:

1)                                     the interests of the shareholders of the Altegris Investment Company; and

2)                                     the Altegris Investment Company’s then-current Objectives and Strategies;

iii.                                    the investment by other Funds or Unregistered Accounts would not disadvantage the Altegris Investment Company, and participation by the Altegris Investment Company would not be on a basis different from or less advantageous than that of other Funds or Unregistered Accounts; provided that, if any other Fund or Unregistered Account, but not the Altegris Investment Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)                               the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B)                               the StepStone Adviser agrees to, and does, provide, periodic reports to the Altegris Investment Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)                               any fees or other compensation that any Unregistered Account or any Fund or any affiliated person of any Unregistered Account or Fund receives in connection with the right of the Unregistered Account or the Altegris Investment Company to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Unregistered Accounts (who may, in turn, share their portion with their affiliated persons) and the participating Funds in accordance with the amount of each party’s investment; and

iv.                                   the proposed investment by the Altegris Investment Company will not benefit a StepStone Adviser, any other Funds, the Unregistered Accounts or any affiliated person of any of them (other than the parties to the Joint Investment), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Joint Investment, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.                                      Each Fund and Unregistered Account has the right to decline to participate in any Potential Joint Investment or to invest less than the amount proposed.

4.                                      The StepStone Adviser will present to the board of such Fund on a quarterly basis, a record of all investments in Potential Joint Investments made by any of the other Funds or any of the Unregistered Accounts during the preceding quarter that fell within the Altegris Investment Company’s then-current Objectives and Strategies that were not made available to the Altegris Investment Company, and an explanation of why the investment opportunities were not offered to the Altegris Investment Company.  All information presented to the Altegris Board pursuant to this Condition will be kept for the life of the Altegris Investment Company and at least two years thereafter, and will be subject to examination by the Commission and its Staff.

5.                                      Except for Follow-On Investments made in accordance with Condition 8, a Fund will not invest in reliance on the Order in any Covered Private Placement in which another Fund or an Unregistered Account or any affiliated person of such Fund or Unregistered Account is an existing investor.

6.                                      A Fund will not participate in any Potential Joint Investment unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Fund and Unregistered Account.  The grant to an Unregistered Account or another Fund, but not the Altegris Investment Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.

a.                                      If any Unregistered Account or Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Joint Investment, the StepStone Adviser will:

i.                                          notify each Fund that participated in the Joint Investment of the proposed disposition at the earliest practical time; and

ii.                                       formulate a recommendation as to participation by each Fund in the disposition.

b.                                      Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Unregistered Accounts and any other Fund.

c.                                       A Fund may participate in such disposition without obtaining prior approval of the Required Majority if:

i.                                          the proposed participation of each Fund and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;

ii.                                       the Altegris Board has approved as being in the best interests of the Altegris Investment Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and

iii.                                    the board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition.  In all other cases, the StepStone Adviser will provide its written recommendation as to the Altegris Investment Company’s participation to the Eligible Trustees, and the Altegris Investment Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Altegris Investment Company’s best interests.

d.                                      Each Unregistered Account and each Fund will bear its own expenses in connection with any such disposition.

8.

a.                                      If any Unregistered Account or Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Joint Investment, the StepStone Adviser will:

i.                                          notify each Fund that participated in the Joint Investment of the proposed transaction at the earliest practical time; and

ii.                                       formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Fund.

b.                                      A Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Fund and Unregistered Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Altegris Board has approved as being in the best interests of the Altegris Investment Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, the StepStone Adviser will provide its written recommendation as to the Altegris Investment Company’s participation to the Eligible Trustees, and the Altegris Investment Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Altegris Investment Company’s best interests.

c.                                       If, with respect to any Follow-On Investment:

i.                                          the amount of the opportunity is not based on the Altegris Investment Company’s’ and Unregistered Accounts’ outstanding investments immediately preceding the Follow-On Investment; and

ii.                                       the aggregate amount recommended by the StepStone Adviser to be invested by the Altegris Investment Company in the Follow-On Investment, together with the amount proposed to be invested by any other Fund and the Unregistered Account in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.

d.                                      The acquisition of Follow-On Investments as permitted by this Condition will be considered a Joint Investment for all purposes and subject to the other Conditions set forth in this Application.

9.                                      The independent trustees of each Fund will be provided quarterly for review all information concerning Potential Joint Investments and Joint Investments, including investments made by other Funds or Unregistered Accounts that the Altegris Investment Company considered but declined to participate in, so that the Independent Trustees of each Fund may determine whether all investments made during the preceding quarter, including those investments that the Altegris Investment Company considered but declined to participate in, comply with the conditions of the Order.  In addition, the independent trustees of each Fund will consider at least annually the continued appropriateness for the Altegris Investment Company of participating in new and existing Joint Investments.

10.                               Each Fund will maintain the records setting forth a description of such transaction, its trustees’ findings, the information or materials on which their findings were based, and the basis therefor.  These records will be available for such times and in such form as required by Section 31(a) of the Act.

11.                               No independent trustee of a Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any of the Unregistered Accounts.

12.                               The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Joint Investment (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by a StepStone Adviser under its investment advisory agreements with the Funds and the Unregistered Accounts, be shared by the Funds and the Unregistered Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.                               Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the Act) received in connection with a Joint Investment will be distributed to the participating Funds and Unregistered Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Joint Investment.  If any transaction fee is to be held by a StepStone Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the StepStone Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Funds and Unregistered Accounts based on the amounts they invest in such Joint Investment.  None of the Unregistered Accounts, the StepStone Adviser nor any affiliated person (as defined in the Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Joint Investment (other than (a) in the case of the Funds and the Unregistered Accounts, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the StepStone Adviser, investment advisory fees paid in accordance with the agreements between the StepStone Adviser and the Funds or the Unregistered Accounts).

14.                               The StepStone Advisers and Altegris Advisors will each maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions.  These policies and procedures will require, among other things, that Altegris Advisors will be notified of all Potential Co-Investment Transactions that fall within the Fund’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

Procedural Matters

Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Jason Ment, Esq.

Partner, General Counsel and CCO

StepStone Group LP

505 Fifth Avenue, 17th Floor

New York, NY 10017

212-351-6121

With copies to:

Gregory J. Nowak, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

18th & Arch Street

Philadelphia, PA 19103

(215) 981-4893

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Jason Ment, Esq. is authorized to sign and file this document on behalf of each Applicant (in his capacity as a Partner, General Counsel and CCO of StepStone Group, LP and/or as an authorized person of each Applicant).  The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1 and Exhibit A-2 of this Application.

At a meeting held on September 12, 2014, the Boards of Trustees of Altegris KKR Commitments Master Fund unanimously adopted the following resolution authorizing the filing of this Application on behalf of Altegris KKR Commitments Master Fund, which resolution remains in full force and effect:

VOTED:

That the officers of Altegris KKR Commitments Master Fund (the “Trust”) be, and each hereby is, on behalf of the Trust, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Altegris Investment Company to (i) invest in private placement securities jointly with other unregistered accounts managed by StepStone Group, LP and/or its affiliates, (ii) make follow-on investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

Request for Relief

For the foregoing reasons, Applicants request that the Commission issue an order under Rule 17d-1 of the Act granting the relief sought by this Amended and Restated Application.  Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Amended and Restated Application Dated: August 5, 2015

ALTEGRIS KKR COMMITMENTS MASTER FUND

By:	/s/ Ken McGuire
Name:	Ken McGuire
Title:	Treasurer, Principal Accounting Officer

ALTEGRIS ADVISORS, L.L.C.

By:	/s/ Ken McGuire
Name:	Ken McGuire
Title:	Chief Operating Officer

STEPSTONE GROUP LP
By StepStone Group Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP EUROPE LLP
By StepStone Europe Limited, its managing member

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP REAL ASSETS LP
By StepStone Group Real Assets Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP REAL ESTATE LP
By StepStone Group Real Estate Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

CGR/PE, LLC
By StepStone Group LP, its manager
By StepStone Group Holdings LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE AMP OPPORTUNITIES FUND, L.P.
By StepStone AMP (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE SERIES 1 2011
By StepStone Atlantic (GP), L.P., its general partner
By StepStone Atlantic Holdings (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY MARKETS SERIES 1 2014
By StepStone Atlantic (GP), L.P., its general partner
By StepStone Atlantic Holdings (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III, L.P.
By StepStone Capital III (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.
By StepStone Capital III (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE EUROPEAN FUND SICAV-FIS, SCS — STEPSTONE CAPITAL PARTNERS III COMPARTMENT
By StepStone European Fund GP S.à r.l., its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE FERRO OPPORTUNITIES FUND, L.P.
By StepStone Ferro (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.
By StepStone K Opportunities (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.
By StepStone Secondaries II (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.
By StepStone Secondaries II (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P.
By StepStone UWF Secondaries (GP), L.P., its general partner
By StepStone UWF Holdings (GP), LLC, its general partner

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated August 5, 2015 for and on behalf of Altegris KKR Commitments Master Fund and that all actions necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken.  The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

ALTEGRIS ADVISORS, L.L.C.

By:	/s/ Ken McGuire
Name:	Ken McGuire
Title:	Chief Operating Officer

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated August 5, 2015 for and on behalf of StepStone Group LP, StepStone Group Europe LLP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone European Fund SICAV-FIS, SCS — StepStone Capital Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., and StepStone UWF Secondary Opportunities Fund, L.P.  and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jason Ment
Jason Ment
Partner and General Counsel